FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2006

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

August 24, 2006

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX Resource’s JV partner completes work program on Diamond Peak Gold/Zinc Property in Eureka County, Nevada

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has been advised by Kokanee Mineral Inc. that it has completed in excess of $100,000 in exploration work on MAX’s Diamond Peak Property in Eureka County, Nevada and satisfied its first year work commitment.  MAX has granted Kokanee the option to earn a 51% interest in the Diamond Peak Property by spending $1,000,000 on exploration over a three year period and making certain cash and share payments.

Kokanee has contracted with SJ Geophysics of Delta, B.C. to conduct a “3-d” Induced Polarization  (“IP”) survey on the Diamond Peak property.   This 3-d survey will utilize computer data interpretation to provide a comprehensive model which will enable the IP to not only measure along the line of survey but between the lines.

This survey was completed in June 2006 over a total of 4 kilometres of strike length and the data is currently being interpreted for inclusion in a National Instrument 43-101 Geological Report being prepared on the Diamond Peak property for Kokanee Mineral Inc.

The Diamond Peak Property is located at the southern end of the prolific Carlin Trend of Nevada, which contains numerous gold deposits.  The property comprises 38 claims located 32 miles north of the town or Eureka, Nevada and the Archimedes gold deposit owned by Barrick Gold Corporation.   Strong surface mineralization occurs in a 2 mile long band of intensely clay altered rocks, 200 to 300 feet wide, on the hanging wall side of a major north striking normal fault, called the West Fault.

During previous work done by MK Gold in 1999, which included 17 holes and 10,085 feet of drilling, they encountered gold and base metal values that included:

•

5 feet of 0.067 oz/st Au in hole DV 99-4 and 5 feet of 0.062 oz/st Au in hole DV 99-5; and

•

11.6 % of Zinc over 5 feet within 60 feet of surface along the West Fault in the Chainman formation in hole DV 99-15.

The base metal values were not considered significant and were not part of further considerations.  However, current prices of zinc, silver, and lead make this an important target for further exploration.  There are three intrusives that contain significant base and precious metal signatures along their edges that have not been drilled and could contain skarn mineralization that may be economic.  The geophysical survey was conducted by Kokanee to better define the intrusive contacts and define drill targets for the next phase of exploration.

The information by MK Gold was not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the Claims or on the Diamond Peak project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.  Any mineralization or drilling estimates relating to the Claims are historical in nature, have not been verified by the issuer’s qualified person, and should not be relied upon.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a "qualified person" as that term is defined under National Instrument 43-101.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian mineral exploration company focused on Uranium exploration, with properties in the U.S. and Canada.  In addition, it holds highly prospective gold properties in Nevada and Alaska that have additional potential for Molybdenum (Alaska) and Zinc (Nevada).  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date September 1, 2006

By:     /s/ Stuart Rogers

Stuart Rogers

Director